Filed by: FACT II Acquisition Corp.

This communication is filed pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: FACT II Acquisition Corp.

Commission File Number: 001-42421

Date: March 3, 2026

On March 3, 2026, Richard Nespola, Jr., member of the sponsor team of FACT II Acquisition Corp., through his social media account, shared the following post on LinkedIn:

Richard Nespola Jr.
2h · Edited

Rising defense spending. Urgent replenishment. A tight global supply chain.
Together, they're creating the kind of setup investors rarely see.

Across the sector, the companies positioned in the enabling layers of the value chain—precision components, inspection and certification, refurbishment, and throughput-driven services—are becoming indispensable.

The punchline is simple: Strained systems pay up for relief... And the most exciting opportunities sit with the firms turning demand into delivered capability—reliably, repeatedly and at scale.

Full article in the comments.

#aerospace #defense #space #supplychain #defensetech #MRO #modernization #nationalsecurity

NAVIGATING THE
CONSTRAINT
PARADIGM
FACT II
ACQUISITION
CORP.

Forward-Looking Statements

This communication relates to the proposed business combination between FACT II Acquisition Corp. (“FACT”) and Precision Aerospace & Defense Group, Inc. (“PAD”) (the “Business Combination”). This communication includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements may include, but are not limited to: statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity and market share; expectations regarding the Company’s ability to execute its business model and the expected financial benefits of such model; the Company’s expectations concerning relationships with strategic partners, suppliers, governments, state-funded entities, regulatory bodies and other third parties; future ventures or investments in companies, products, services or technologies; the potential for the Company to increase in value; the satisfaction of the closing conditions of the proposed Business Combination and any other transaction related thereto; expectations relating to the proposed Business Combination and any other transaction related thereto; and the timing of the closing of the proposed Business Combination. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of PAD’s and FACT’s management and are not predictions of actual performance.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by an investor as a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions. Many actual events and circumstances are beyond the control of PAD and FACT.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause PAD’s or FACT’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that PAD is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; PAD’s limited operating history; PAD’s expectations regarding future financial performance, capital requirements and unit economics; PAD’s use and reporting of business and operational metrics; PAD’s competitive landscape; PAD’s dependence on members of its senior management and its ability to attract and retain qualified personnel; PAD’s concentration of revenue in contracts with government or state-funded entities; the potential need for additional future financing; PAD’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; PAD’s reliance on strategic partners and other third parties; PAD’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate a public company; changes in market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed Business Combination or any other transaction related to the proposed Business Combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions (such as any statements or enforcements or other actions relating to special purpose acquisition companies by the U.S. Securities and Exchange Commission (the “SEC”)) that could adversely affect the combined company or the expected benefits of the proposed Business Combination or any other transaction related to the proposed Business Combination; the risk that the approval of the shareholders of FACT or PAD or any other condition to the closing of the proposed Business Combination is not obtained; failure to realize the anticipated benefits of the proposed Business Combination or any other transaction related to the proposed Business Combination; risks relating to any legal proceedings that may be instituted against FACT, the combined company or others in connection with the proposed Business Combination; risks relating to the uncertainty of the projected financial information with respect to PAD and the combined company; the ability to meet stock exchange listing standards following the consummation of the proposed Business Combination; global economic and political conditions; the amount of redemption requests made by FACT’s public shareholders; and those factors discussed in documents that FACT has filed or will file with the SEC.

The foregoing list of factors is not exhaustive. Readers should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of documents filed by FACT from time to time with the SEC, including the Registration Statement (as defined below), when available. Such filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements are not guarantees of future performance, and readers are cautioned not to place undue reliance on them. All forward-looking statements speak only as of the date of this communication. Neither PAD nor FACT undertakes any obligation to update or revise any forward-looking statements to reflect events, developments, or circumstances after the date hereof, except as required by applicable law.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Additional Information and Where to Find It

In connection with the proposed Business Combination, FACT and PAD have filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which will include a proxy statement for the solicitation of FACT shareholder approval and a prospectus for the offer and sale of FACT securities in the proposed Business Combination, and other relevant documents with the SEC to be used at its extraordinary general meeting of shareholders to approve the proposed Business Combination. Promptly after the Registration Statement is declared effective, the proxy statement will be mailed to shareholders as of a record date to be established for voting on the proposed Business Combination. INVESTORS AND SECURITY HOLDERS OF FACT AND PAD ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. Investors and security holders will be able to obtain free copies of the Registration Statement, proxy statement, prospectus and other documents containing important information about FACT and PAD as such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

FACT, PAD and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from FACT’s shareholders in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination will be contained in the proxy statement/prospectus pertaining to the proposed Business Combination when available at www.sec.gov.

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